===============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One):

    X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
   ---  ACT OF 1934

                   For the fiscal year ended December 31, 2000

                                       OR

        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE --- ACT OF 1934

            For the transition period from __________ to ___________

                         Commission file number 1-13782

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Westinghouse Air Brake Company Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office.

                 Westinghouse Air Brake Technologies Corporation
                              1001 Air Brake Avenue
                              Wilmerding, PA 15148

===============================================================================

WESTINGHOUSE AIR BRAKE EMPLOYEE STOCK OWNERSHIP PLAN

Form 11-K Annual Report Pursuant To Section 15(D) of the Securities Exchange Act of 1934
For The Fiscal Year Ended December 31, 2000

              WESTINGHOUSE AIR BRAKE EMPLOYEE STOCK OWNERSHIP PLAN

                           ANNUAL REPORT ON FORM 11-K

                           DECEMBER 31, 2000 AND 1999


                                TABLE OF CONTENTS


                                                                 PAGE
                                                                 ----
Report of Independent Public Accountants                           1

Statements of Net Assets Available for Plan Benefits,
   December 31, 2000 and 1999                                      2

Statement of Changes in Net Assets Available for Plan
   Benefits for the Year Ended December 31, 2000                   4

Notes to Financial Statements                                      5

Supplemental Schedule:

Item 4i - Schedule of Assets Held for Investment Purposes,
    December 31, 2000                                         Schedule I

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Westinghouse Air Brake Company Employee Stock Ownership Plan and
Participants:

We have audited the accompanying statements of net assets available for benefits of the Westinghouse Air Brake Company Employee Stock Owner ship Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 7 to the accompanying financial statements, on July 20, 2000, the Board of Directors of Westinghouse Air Brake Technologies Corporation voted to terminate the Plan. In accordance with accounting principles generally accepted in the United States, the Plan has changed the basis of accounting used to determine the amount in which its debt is stated, from the ongoing plan basis used in presenting the 1999 financial statements to the liquidation basis used in presenting the 2000 financial statements.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania
June 13, 2001

                         WESTINGHOUSE AIR BRAKE COMPANY

                          EMPLOYEE STOCK OWNERSHIP PLAN


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                DECEMBER 31, 2000

                                                              Allocated     Unallocated       Total
                                                             -----------    -----------    -----------
ASSETS:
Cash                                                         $     1,232    $        --    $      1,232

Short-term investments                                               536          5,383           5,919

Investment in Wabtec Corporation common stock,
  at market value                                             11,654,978     96,931,390     108,586,368

Interest receivable                                                   12            112             124
                                                             -----------    -----------    ------------

Total assets                                                  11,656,758     96,936,885     108,593,643

LIABILITIES:
Loan payable to employer                                              --     96,936,885      96,936,885
                                                             -----------    -----------    ------------

Total liabilities                                                     --     96,936,885      96,936,885
                                                             -----------    -----------    ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                       $11,656,758    $        --    $ 11,656,758
                                                             ===========    ===========    ============



         The accompanying notes are an integral part of this statement.

                         WESTINGHOUSE AIR BRAKE COMPANY

                          EMPLOYEE STOCK OWNERSHIP PLAN


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                DECEMBER 31, 1999


                                                              Allocated     Unallocated        Total
                                                             -----------    -----------     -----------
ASSETS:
Short-term investments                                       $       418    $      4,869    $      5,287
Investment in Wabtec Corporation common stock,
  at market value                                             16,115,349     148,497,849     164,613,198
Interest receivable                                                    5              33              38
                                                             -----------    ------------    ------------

Total assets                                                  16,115,772     148,502,751     164,618,523

LIABILITIES:
Loan payable to employer                                              --     137,213,562     137,213,562
                                                             -----------    ------------    ------------

Total liabilities                                                     --     137,213,562     137,213,562
                                                             -----------    ------------    ------------

NET ASSETS AVAILABLE FOR PLAN  BENEFITS                      $16,115,772    $ 11,289,189    $ 27,404,961
                                                             ===========    ============    ============

         The accompanying notes are an integral part of this statement.

                         WESTINGHOUSE AIR BRAKE COMPANY

                          EMPLOYEE STOCK OWNERSHIP PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000


                                                                   Allocated       Unallocated          Total
                                                                   -----------     -----------       -----------
ADDITIONS:
Employer contributions                                             $    16,864     $ 12,108,326     $ 12,125,190
Dividends                                                               31,596          338,705          370,301
Allocation of 116,596 shares of Wabtec Corporation common stock,
at market                                                            1,370,003               --        1,370,003
Liquidation basis adjustment to loan payable                                --       39,978,544       39,978,544
                                                                   -----------     ------------     ------------

Total additions                                                      1,418,463       52,425,575       53,844,038

DEDUCTIONS:
Allocation of 116,596 shares of Wabtec Corporation common stock,
at market                                                                   --        1,370,003        1,370,003
Net depreciation in fair value of investments                        5,528,123       50,175,013       55,703,136
Benefit payments                                                       349,354               --          349,354
Interest expense                                                            --       12,169,748       12,169,748
                                                                   -----------     ------------     ------------

Total deductions                                                     5,877,477       63,714,764       69,592,241
                                                                   -----------     ------------     ------------
Net decrease                                                        (4,459,014)     (11,289,189)     (15,748,203)


NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year                                                   16,115,772       11,289,189       27,404,961
                                                                   -----------     ------------     ------------

End of year                                                        $11,656,758     $         --     $ 11,656,758
                                                                   ===========     ============     ============



         The accompanying notes are an integral part of this statement.

                         WESTINGHOUSE AIR BRAKE COMPANY

                          EMPLOYEE STOCK OWNERSHIP PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999


1. DESCRIPTION OF THE PLAN:

The following description of the Westinghouse Air Brake Company Employee Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The accompanying financial statements should be read in conjunction with the December 31, 2000 and 1999, Annual Report on Form 10-K for Westinghouse Air Brake Technologies Corporation.

General

Westinghouse Air Brake Technologies Corporation (formerly Westinghouse Air Brake Company) (Wabtec or the "Company") established the Plan effective January 1, 1995, amended and restated effective September 29, 2000, as a leveraged employee stock ownership plan (ESOP). The Plan is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Overall responsibility for administering the Plan rests with the plan administrative committee (the Committee) which is appointed by the Board of Directors of the Company. The Plan's trustee, U.S. Trust Company of California, N.A., is responsible for the management and control of the Plan's assets and has discretionary responsibility for the investment and management of such assets. The investment valuations are certified as complete and accurate by the trustee.

The Plan purchased shares of Company common stock using the proceeds of a loan from Wabtec (see Note 4) and holds the stock in a trust established under the Plan. The loan is to be repaid over a period of 50 years, and is required to be funded by Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees' individual accounts.

The unallocated shares of stock collateralize the borrowing. Shares no longer serve as collateral once they are allocated under the ESOP. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to the allocated shares (in which the employees have vested rights) and unallocated shares.

In July 2000, the Company filed with the Internal Revenue Service to terminate the Plan (see Note 7).

Vesting

Employees became fully vested in their allocated account balance on July 31, 2000 due to the termination of the Plan.

Eligibility

Employees of Wabtec and its participating subsidiaries, who were eligible to participate in the Westinghouse Air Brake Company Savings Plan as of December 31, 1994, were automatically participants in the Plan on January 1, 1995. All other employees who may become eligible to participate in the Plan would do so on the later of January 1, 1995, or after performing one hour of salaried service.

Employer Contributions

Wabtec is obligated to make contributions to the Plan which, when aggregated with the Plan's dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term loan from the Company. Since the Plan terminated effective July 31, 2000, the employer contributions are no longer required.

Participant Accounts

The Plan was a defined contribution plan under which separate individual accounts are established for each participant. Each participant's account was credited as of the last day of each plan year with an allocation of shares of Wabtec common stock released by the trustee from the suspense account and forfeitures of terminated participants' nonvested accounts. Only those participants who are eligible employees of the Company as of the last day of the plan year will receive an allocation. Shares are allocated to participant accounts based on a two-step process. First, the participant accounts are matched up to 3% of the value of the participant's contributions to the Westinghouse Air Brake Company Savings Plan. Second, the remaining shares released are allocated proportionately to each participant's salary. In fiscal year 2000, shares were allocated through July 31, 2000, the effective termination of the Plan.

Benefits

Distributions must commence in accordance with the following rules:

Distributions Before January 1, 2000

Except as described below, for a participant who reaches age 70 1/2 during a plan year ending before January 1, 2000, or for a participant who is a five percent owner of the Company, distributions of such participant's benefits must commence no later than April 1 of the calendar year next following the calendar year in which the participant attains age 70 1/2.

Distributions After January 1, 2000

For a participant (other than a five percent owner) who reaches age 70 1/2 during a plan year commencing on or after January 1, 2000, distributions of such participant's benefits must commence no later than April 1 of the calendar year next following the later of (i) the calendar year in which the participant attains age 70 1/2 or (ii) the calendar year in which the participant terminates employment for any reason.

Optional Distribution Elections

Effective as of January 1, 1998, any active participant who is not a five percent owner and who would otherwise be required to commence distributions (or has already commenced distributions) in accordance with the first paragraph described above, may elect, in accordance with procedures established by the Committee, to defer commencement of his distributions (or, if applicable, suspend his ongoing distributions) until his termination of employment in accordance with the paragraph above.

If distribution has commenced and the participant dies before his entire account has been distributed to the individual, the remaining portion of the person's account will be distributed to the person's beneficiary under the method used prior to the participant's death.

Participant benefits will generally be paid in cash. In connection with such distribution, the participant's accounts are to be converted based upon the fair market value of the Wabtec stock with the resulting cash balance paid to the participant.

Plan Termination

Wabtec reserved the right to terminate the Plan at any time, subject to Plan provisions and the applicable provisions of ERISA. Since the Plan has terminated, participants became 100% vested in the allocated shares in their accounts. Each participant's interest in the trust will be distributed to such participant or his beneficiary at the time prescribed by the Plan and the Code. Upon termination of the Plan, the Committee will direct the trustee to pay all liabilities and expenses of the trust fund and to sell shares of encumbered stock held in the loan suspense account, if any, to the extent such sale is necessary in order to repay any outstanding loans. See Note 7 for information regarding Plan Termination.

2. SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements have been prepared on the liquidation basis of accounting.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported increases and decreases in net assets available for Plan benefits during the reporting period. Actual results could differ from those estimates.

Investments

As of December 31, 2000 and 1999, investments in Wabtec common stock are stated at market value.

Operating Expenses

Wabtec pays all expenses of maintaining the Plan.

Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying financial statements as net appreciation (depreciation) in fair value of investments.

3. INVESTMENTS:

The Plan is invested in shares of Wabtec common stock. These shares are held in a bank-administered trust fund.

Disclosure of 5% Investments

The fair market value of individual assets that represent 5% or more of the Plan's net assets as of December 31, are as follows:

                                                                2000                    1999
                                                            ------------            ------------
Wabtec Corporation common stock                             $108,586,368            $164,613,198
                                                            ============            ============


The fair value and change in fair value as of and during 2000 and 1999 are as follows:

                                                                         Net Depreciation
                                                                         in Fair Value of
                                                                         Investments for
                                                      Fair Value at       the Year Ended
                                      Number          December 31,         December 31,
                                     of Shares            2000                 2000
                                     ---------        -------------      ----------------
Fair value of Wabtec common stock-
Allocated to participant accounts      991,913        $ 11,654,978          $ 5,528,123
Held in trust (unallocated)          8,249,480          96,931,390           50,175,013
                                     ---------        ------------          -----------
                                     9,241,393        $108,586,368          $55,703,136
                                     =========        ============          ===========

                                                                         Net Appreciation
                                                                         in Fair Value of
                                                                         Investments for
                                                      Fair Value at       the Year Ended
                                      Number          December 31,         December 31,
                                     of Shares            1999                 1999
                                     ---------        -------------      ----------------
Fair value of Wabtec common stock-
Allocated to participant accounts      907,907        $ 16,115,349          $ 5,052,627
Held in trust (unallocated)          8,366,076         148,497,849           57,048,591
                                     ---------        ------------          -----------

                                     9,273,983        $164,613,198          $62,101,218
                                     =========        ============          ===========

4. LOAN PAYABLE:

In 1995, the Plan entered into a $140,040,000 term loan agreement with Wabtec. The proceeds of the loan were used to purchase 9,336,000 shares of Wabtec common stock at $15 per share. Unallocated shares are collateral for the loan. The agreement originally provided for the loan to be repaid over 50 years, and bears interest at 8.5%. The loan will be settled in connection with the Plan termination described in Note 7.

5. Tax Status:

The Internal Revenue Service issued a favorable determination letter dated June 5, 1996, stating that the Plan was in accordance with applicable plan design requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with applicable requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.


6. RECONCILIATION TO FORM 5500:

As of December 31, 2000, the Plan had ($185,727) of pending distributions to participants who elected to withdraw from the operation and earnings of the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 2000:


                                                          Benefits              Net Assets
                                      Benefits           Payable to       Available for Benefits
                                      Expense           Participants        December 31, 2000
                                    ------------      -----------------   ----------------------
Per financial statements              $349,345            $     --             $11,656,758

Accrued benefit payments              $185,727            $185,727             $  (185,727)
                                      --------            --------             -----------

Per Form 5500                         $535,072            $185,727             $11,471,031
                                      ========            ========             ===========

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1999:

                                                           Benefits          Net Assets (Deficit)
                                     Benefits             Payable to        Available for Benefits
                                     Expense             Participants         December 31, 1999
                                    ----------           ------------       ----------------------
Per financial statements            $  478,736            $       --             $27,404,961
Accrued benefit payments             1,246,351             1,246,351              (1,246,351)
                                    ----------            ----------             -----------

Per Form 5500                       $1,725,087            $1,246,351             $26,158,610
                                    ==========            ==========             ===========


PLAN TERMINATION:

On July 20, 2000, the Board of Directors approved a plan to terminate the ESOP. All existing ESOP participants are fully vested in their allocated ESOP account balances as of the termination date. Benefits were calculated under the Plan through July 31, 2000. Beginning August 2000, ESOP contributions were replaced with cash contributions by the Company into the employees' savings plan accounts. Effective July 31, 2000, the Company filed the appropriate documents to terminate the Plan with the Internal Revenue Service. As of December 31, 2000, the plan assets and liabilities are presented on a liquidation basis to illustrate the effect of the Plan settlement as if it occurred on December 31, 2000. The Company plans to purchase the unallocated shares from the ESOP upon final termination of the Plan. The Plan would then settle its debt obligation to the Company based on the market price of the Company's common stock at termination and mutual agreement between the parties. This would result in future adjustments to the liquidation basis presentation at the time of settlement.

SCHEDULE I


WESTINGHOUSE AIR BRAKE COMPANY

EMPLOYEE STOCK OWNERSHIP PLAN


ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2000


                                   Description of Investment,
Identity of Issuer,               Including Maturity Date, Rate
 Borrower, Lessor                 of Interest, Collateral, Par                                           Current
 or Similar Party                       or Maturity Value                          Cost                   Value
-------------------               -----------------------------                 ------------           ------------
                                  SHORT-TERM INVESTMENTS

*U.S. Trust Company               U.S. Trust Company of California
of California,                    Trust Department Market Rate
N.A.                              Account                                       $      5,919           $      5,919

                                  Common Stock

*Westinghouse                     9,241,393 shares of common
         Air Brake                Stock                                          138,616,088            108,586,368
         Technologies                                                           ------------           ------------
         Corporation
                                  TOTAL ASSETS HELD FOR
                                  INVESTMENT PURPOSES                           $138,622,007           $108,592,287
                                                                               ============           ============


*Indicates a Party-in-Interest.



The accompanying notes are an integral part of this schedule



Schedule I

                                   SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               Westinghouse Air Brake Technologies Corporation


                               By /s/ Robert J. Brooks
                                 ---------------------------------------------
                                  Robert J. Brooks
                                  Chief Financial Officer



June 29, 2001


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